UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 14, 2006

Commission File Number: 0-52039

Tm Bioscience Corporation

(Exact name of registrant as specified in its charter)

439 University Avenue, Suite 2000, Toronto, Ontario, Canada M5G 1Y8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____

EXHIBIT NUMBER	DESCRIPTION

99.1	Press release, dated December 14, 2006, Luminex Corporation Announces Agreement to Acquire Tm Bioscience

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2006
TM BIOSCIENCE CORPORATION
(Registrant)

By:	/s/ James Pelot
Name:	James Pelot
Title:	Chief Financial Officer and Chief Operating Officer